Exhibit 1
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MINOLTA AGREES TO ACQUIRE REMAINING SHARES OF U.S.-LISTED MINOLTA-QMS, INC.

September 13, 2000 ---- Minolta Co., Ltd. (Tokyo Stock Exchange: 7753) announced today that it has reached an agreement with MINOLTA-QMS, Inc. (NYSE: MQC) to acquire the remaining (approximately 5.7 million) outstanding shares of Minolta-QMS through a tender offer and cash merger for $6.00 per share, for a total of approximately $40 million (about Yen 4.3 billion). The agreement was approved by a special committee composed of Minolta-QMS' directors who are neither designees of Minolta nor Minolta-QMS employees.

As promptly as practicable, Minolta will commence a tender offer which will last at least 20 business days. Following the completion of the tender offer, Minolta would acquire the remaining Minolta-QMS shares in a second step cash merger at the same cash price per share paid in the tender offer.

In deciding to purchase these shares, Minolta believes that it would be necessary to accelerate its efforts to achieve the goals set for the Minolta Group's printer business under the medium-term management plan. After completion of these transactions, Minolta plans to strengthen and expand the Group's printer business and to achieve an overall increase in the level of customer satisfaction.

[Overview of MINOLTA-QMS, Inc.]
Name:                  MINOLTA-QMS, Inc.
Location:              1 Magnum Pass, Mobile, Alabama 36618 U..S. A.
Scope of Business:     Approximately $206 million
                       (consolidated net sales in fiscal 1999)
President and CEO:     Edward E. Lucente
Established:           1977 (as QMS, Inc.)
Business Details:      Development, manufacture, and sales of color laser
                       printers, network compatible printers, and others.




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